FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                            For the month of May 2007
                                   2 May 2007


                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO. 1  Press release of British Sky Broadcasting Group plc announcing 3rd Quarter Results released on 2 May 2007




                       BRITISH SKY BROADCASTING GROUP PLC
                 Results for the nine months ended 31 March 2007

         Customer response to "See, Speak, Surf" and Sky+ drives record product sales in the third quarter

More customers are choosing more of Sky's products than ever before

*    New customer additions of 340,000 in the third quarter, up 25% year-on-year

*    Net customer growth of 51,000, up 28% year-on-year to 8.492 million

*    Third quarter growth in Sky+ households of 199,000,  up 34% year-on-year to
     2.167 million, 25% penetration target exceeded three years ahead of plan

*    HD subscribers of 244,000 within 10 months, third quarter growth of 60,000

* Sky Broadband customers more than double to 553,000 with gross bookings of 669,000 by 29 April 2007(1)

*    Sky Talk customers increase by 83% to 408,000(1)

*    974 exchanges unbundled, 61% coverage of the U.K.(1)

Strong top-line growth and accelerating underlying operating profit growth

* Revenue increased by 10% to GBP3,376 million, includingGBP41 million from residential broadband and GBP117 million from Easynet Enterprise

*    Adjusted  gross  margin   excluding   residential   broadband  and  Easynet
     Enterprise of 62% up from 60% in the comparable period(2)

* EBITDA of GBP750 million (2006: GBP756 million) including a net exceptional gain of GBP56 million

* Operating profit of GBP613 million including losses of GBP137 million in residential broadband and Easynet Enterprise and a net exceptional gain of GBP56 million

*    Underlying   operating  profit  up  by  4%  to  GBP694  million  (excluding residential broadband, Easynet Enterprise and exceptional items), an increase of 8% year-on-year in the third quarter

*    Basic EPS of 22.1p (2006: 23.2p) and adjusted EPS of 19.5p (2006: 23.3p)(3)

James Murdoch, Chief Executive said:

"Customer response to our "See, Speak, Surf" campaign has been very encouraging. Total sales of our TV, broadband and telephony products surpassed one million for the second consecutive quarter and now exceed three million in the year to date, an increase of more than 50% on the prior year and almost double that of two years ago.

"In just eight months, Sky Broadband has passed the milestone of 500,000 customers who are enjoying fast speeds, wireless access and significant savings. Our network now reaches over 60% of U.K. homes and we are on track for our goal of more than 700,000 broadband customers by the end of June.

"Our investments in customer service, value and quality are driving more customers to choose more services from Sky than ever before.

"Changes to our retention and acquisition strategy are delivering valuable benefits to the quality and profitability of our business. We are delivering on our multi-product strategy and customers are responding in record numbers."


Enquiries:

Analysts/Investors:

Andrew Griffith                             Tel:     020 7705 3118
Robert Kingston                             Tel:     020 7705 3726

E-mail: investor-relations@bskyb.com

Press:

Matthew Anderson                            Tel:     020 7705 3267
Robert Fraser                               Tel:     020 7705 3036

E-mail: corporate.communications@bskyb.com


A conference call for U.K. and European analysts and investors will be held at 8:30 a.m. (BST) today. To register for this, please contact Silvana Marsh at Finsbury on +44 20 7251 3801. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

There will be a separate conference call for US analysts and investors at 10.00 a.m. (EST) today. Details of this call have been sent to US institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call and replay facility will be available on Sky's corporate website, http://www.sky.com/corporate.

(1) Data stated as at 29 April 2007. As at 31 March 2007 there were 574,000 Sky Broadband gross bookings, 457,000 activated broadband customers and 355,000 Sky Talk customers
(2) Adjusted gross margin excludes an exceptional gain from a third party channel provider of GBP65 million, included within programming expenses
(3) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an exceptional gain of GBP65 million and an exceptional charge of GBP9 million

Results highlights

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS"), including comparatives.


Customer Metrics
'000s                                            31-Mar-07               31-Dec-06           Net additions
----------------------------------- ----------------------- ----------------------- -----------------------
Total customers(1)(2)(3)                             8,492                   8,441                      51
Additional products:
Sky+(4)                                              2,167                   1,968                     199
Multiroom(5)                                         1,297                   1,226                      71
HD                                                     244                     184                      60
Broadband                                              457                     193                     264
Telephony                                              355                     223                     132
Other KPI's:
Churn                                                13.7%                   11.9%                       -
ARPU                                                GBP406                  GBP394                       -
=================================== ======================= ======================= =======================

(1) Includes DTH subscribers in Republic of Ireland. (484,000 as at 31 March 2007, 407,000 as at 31 March 2006.)
(2) DTH subscribers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include customers taking Sky's freesat offering or churned customers viewing free-to-air channels.
(3) DTH subscribers include subscribers taking Sky packages via DSL through Homechoice.
(4)  Sky+ includes HD households
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household.)


Financial Summary (unaudited)
                                                   9 months to Mar-07                   9 months to Mar-06
GBP'millions                                 Reported  Exceptional(6)         Adjusted              Reported
----------------------------------- ---------------- --------------- ---------------- ---------------------
Income statement:
Revenue                                       3,376               -            3,376                 3,079
Gross Profit                                  2,223            (65)            2,158                 1,872
% Margin                                      65.8%               -            63.9%                 60.8%
Operating Profit                                613            (56)              557                   660
% Margin                                      18.2%               -            16.5%                 21.4%
Profit for the period                           388            (45)              343                   425
Cash flow information:
Cash generated from operations                  732            (56)              676                   696
Net debt(9)                                   1,810               -            1,810                   667
=================================== ================ =============== ================ =====================


Per share information (pence):                                    9 months to Mar-07    9 months to Mar-06
----------------------------------- ------------------------ ------------------------ ---------------------
EPS - basic                                                                     22.1                  23.2
EPS - adjusted(10)                                                              19.5                  23.3
=================================== ================ =============== ================ =====================

(6) Exceptional items include a one-off receipt from a third party channel provider for GBP65 million,GBP9 million charge for litigation costs and GBP8 million mark-to-market gain on financial derivatives
(7) Revenue includes GBP41 million from residential broadband and GBP117 million from Easynet Enterprise
(8) Operating profit includes a net operating loss of GBP120 million from residential broadband and GBP17 million from Easynet Enterprise
(9) Cash, cash-equivalents, short-term deposits, borrowings and borrowings related financial instruments
(10) Adjusted EPS excludes mark-to-market in derivative financial instruments that do not qualify for hedge accounting, an exceptional gain of GBP65 million and an exceptional charge of GBP9 million



OVERVIEW

The third quarter saw record levels of demand for our portfolio of products and services, with total new product and upgrade sales volumes of over 1.2 million, more than double third quarter sales in the prior year. At the same time we continued to implement changes to our promotional strategy leading to a GBP12 increase in ARPU from the previous quarter to GBP406 and, as expected, a higher quarterly churn rate of 13.7%. The combined impact of record demand and our focus on subscriber profitability led to strong year-on-year revenue growth and accelerated operating profit growth in the third quarter.

The third quarter marked the launch of our "See, Speak, Surf" campaign, the first time Sky has marketed a combined TV, broadband and telephony offering and which emphasised the leading quality and value of our products. This, together with our outstanding TV offering, led to a number of important achievements during the period:

* Gross DTH additions of 340,000 were the highest third quarter additions in six years;
*    Sky+ broke through 25% penetration three years ahead of target;
*    Sky broadband  surpassed  half a million  customers  within eight months of launch;
*    Sky Talk customers reached 408,000 after a quarter of record growth;
* HD remains our fastest selling additional TV product with 244,000 subscribers in just 10 months; and
* Record new product and upgrade sales of over 1.2 million in the quarter reaching more than three million year-to-date, an increase of over 50% on the comparable period.

Good net customer growth of 51,000, a 28% increase year-on-year, was achieved despite the changes made to our promotional strategy as detailed on 31 January 2007. The third quarter saw the first full quarter of impact from steps taken to improve price transparency, through the removal of viewing package discounts previously used to acquire and retain customers. Churn increased to 13.7%, up by
1.8 percentage points from the previous quarter. On an underlying basis, we estimate that churn fell by 0.4 percentage points to 11.0% when compared to the third quarter of the prior year. ARPU, which increased by GBP12 quarter-on-quarter or GBP11 year-on-year to GBP406, is now benefiting as a direct result of these changes, as well as from increased new product penetration.

The financial performance of the group was strong in the third quarter, reflecting the operational strength of the business. Revenue increased by 9% year-on-year in the third quarter or by 10% in the nine months ("the period"). Year-on-year growth in third quarter underlying operating profit accelerated to 8%, up from 1% at the half-year, leading to 4% growth for the period.

Operating profit for the period also reflected a net exceptional gain of GBP56 million, with the majority recognised in the second quarter, consisting of two items: a GBP65 million one-off payment received from a third party channel provider as a result of a contractual entitlement to a proportion of the value of certain of its channels; and a GBP9 million charge within other operating expenses as part of our litigation with EDS, an information and technology solutions provider, in relation to work carried out between 2000 and 2002 on our customer relationship management systems.

Following the expiry of an agreement at the end of February 2007, Sky's basic channels ceased to be carried on Virgin Media's platform. On 12 April 2007 Virgin Media ("VM") issued legal proceedings in the High Court against Sky in relation to the supply of VM TV channels to Sky and the supply of Sky basic channels to VM, alleging infringement of Chapter II of the Competition Act 1998 and/or Article 82 of the EC Treaty. We have acknowledged service of VM's claim and are due to file our defence with the High Court in due course. We dispute VM's claims, which we consider to be without foundation and which we will defend vigorously. Were Sky's basic channels to remain off VM's platform, the Company estimates the impact of lower wholesale carriage fees and advertising revenues would adversely affect operating profit by GBP15 to GBP20 million in the year to 30 June 2007. Excluding this financial impact we remain on track for our 2007 financial year targets.


OPERATIONAL REVIEW

Gross additions of 340,000 were 25% higher than the prior year and were the highest third quarter additions in six years. Investment in new products is accelerating demand; during the quarter, 26% of Sky+ additions, 17% of HD additions and around 25% of broadband additions were new Sky customers.

As detailed on 31 January 2007, we took steps to improve price transparency part way through the second quarter by reducing and then removing viewing package discounts in retention and acquisition. The three months to March 2007 saw a full quarter of impact from this change in strategy, resulting in a short-term increase in churn to 13.7%, up 1.8 percentage points from the previous quarter. Excluding the impact of this change in strategy, we estimate that churn fell by
0.4 percentage points to 11.0% compared with the third quarter of the prior year. Third quarter ARPU started to see the positive impact from this change in strategy, with quarter-on-quarter growth of GBP12 to a record GBP406 and we expect continued benefits to the quality and profitability of the business.

Net additions in the third quarter of 51,000 were 28% higher than the third quarter of 2006. This performance was despite changes made to our promotional strategy, as detailed above. Both the mix of products and the balance of packages remain strong, with increasing new product penetration across the customer base.

Sky+ households exceeded our 2010 penetration target of 25% three years ahead of plan, increasing by 199,000 to 2.167 million in the third quarter. Our premium TV product, Sky HD, is our fastest selling additional TV product with 244,000 subscribers in only 10 months. Penetration of our multiroom product continues to show steady progress with 1.297 million subscribers or 15.3% of the base.

Gross Sky Broadband bookings reached 669,000 by 29 April 2007. Broadband customers of 553,000 by 29 April 2007 increased from 259,000 at the end of January and 74,000 at the end of October, with 82% on-net. Of these on-net customers, approximately 70% opted for a paid-for package. Growth in off-net customers benefited from the launch of "See, Speak, Surf", for which the standard price of GBP26 per month is available to all customers within our targeted 70% exchange footprint. The Group had a further 32,000 customers registered to UK Online, Easynet's residential broadband service, bringing the total number of broadband customers to 585,000. A total of 928 exchanges were unbundled by 31 March 2007 increasing to 974 by 29 April 2007, with 61% coverage of U.K. households. We expect to achieve 70% coverage by the end of this financial year, six months ahead of plan.

Our telephony (Sky Talk) customer base increased by around 60% to 355,000 with record net additions of 132,000 in the third quarter, benefiting from its inclusion for the first time in a large-scale above-the-line marketing campaign "See, Speak, Surf" and the re-launch of two Sky Talk packages. A third of broadband customers as at the end of March had also opted for a Sky Talk package, up from 19% in the second quarter and 17% in the first quarter, illustrating the attractiveness of our new packages. Growth continued in the month of April with 408,000 Sky Talk customers at 29 April 2007.


FINANCIAL SUMMARY

The financial performance in the period reflects a full nine months consolidation of residential broadband and Easynet Enterprise, compared to just three months in the comparable period. Group revenue of GBP3,376 million includedGBP41 million from residential broadband and GBP117 million from Easynet Enterprise. Group operating profit of GBP613 million included net operating losses of GBP120 million from residential broadband, GBP17 million of losses from Easynet Enterprise and a net exceptional gain of GBP56 million.

Revenue

Group revenue showed good growth  increasing by 10% on the comparable  period to
GBP3,376  million  (2006:GBP3,079  million),   despite  the  advertising  sector
downturn and a fall in wholesale subscription revenue.

Retail subscription revenue increased by 7% on the comparable period to GBP2,514 million (2006:GBP2,355 million) and included GBP40 million from residential broadband and Easynet Enterprise. Underlying growth was primarily driven by a 5% increase in the average number of DTH customers. ARPU saw a marked acceleration in the third quarter to GBP406, benefiting from the changes made to our promotional strategy part-way through the second quarter.

Wholesale subscription revenue fell by 5% to GBP162 million and included the impact from the expiry (and non-renewal) of the contract to supply Sky's basic channels to Virgin Media part way through the quarter.

Advertising revenue increased by GBP1 million to GBP258 million, significantly outperforming the overall TV advertising sector, which we estimate contracted by 5% over the same period. Outperformance was driven by higher advertising share year-on-year, up from an average of 13% in nine months to March 2006 to 14% in the nine months to March 2007.

Sky Bet revenue was GBP34 million, an increase of 26% on the comparable period, benefiting from two months of consolidation of 365 Media Group plc and good growth in internet sports betting and TV games. The integration of 365 Media Group plc (acquired in February 2007) is on track and performing in line with our expectations. We have also made a good start to the launch of Sky Poker, with around 20,000 paying customers registered since its launch on 8 February 2007.

Installation, hardware and service revenue was GBP167 million, up from GBP103 million in the comparable period. This increase reflects the strong gross additions and customer upgrades, as well as a higher proportion of premium priced hardware sales and new contribution from sales of residential broadband equipment.

Other revenue was GBP241 million (2006:GBP167 million) with the majority of the increase driven by the full inclusion of Easynet Enterprise for the nine months to 31 March 2007 of GBP114 million, compared to just three months in 2006 of GBP38 million. On an underlying basis, other revenues were broadly level year-on-year, with declines in Sky Active offset by growth in website revenues including revenues from 365 Media Group plc.

Gross margin

Reported programming costs were GBP1,153 million, including an exceptionalGBP65 million credit from a third party channel provider. Programming costs excluding this exceptional gain increased by GBP11 million on the comparable period. The largest increase came from sports costs which increased by GBP57 million due to one-off events in cricket and golf, and several England football international away games.

Profit

Reported operating profit of GBP613 million (2006: GBP660 million) included a net exceptional gain of GBP56 million, residential broadband losses of GBP120 million and Easynet Enterprise losses of GBP17 million.

Excluding residential broadband, Easynet and exceptional gains, operating profit was GBP694 million, an increase of 4% on the comparable period with 8% growth year-on-year in the third quarter as the benefits of changes made to our promotional strategy flowed through. Offsetting this, year-on-year profit growth in the first nine months was affected by a substantially weaker TV advertising sector, continued decline in cable wholesale revenue and the high levels of new customers joining Sky and customer upgrades which lead to higher short-term costs.

Total operating costs excluding programming increased by GBP398 million to GBP1,610 million on the comparable period, including GBP295 million of operating expense from residential broadband and Easynet Enterprise.

Marketing costs increased by GBP72 million to GBP546 million, the majority of which was driven by the inclusion of residential broadband and Easynet Enterprise. On an underlying basis, the short-term costs associated with strong gross additions were partially offset by efficiencies in subscriber acquisition costs. Subscriber management costs increased by GBP128 million to GBP467 million, reflecting the inclusion of residential broadband and Easynet Enterprise, higher installation costs (partially offset by higher revenue), higher call-centre costs and increased depreciation relating to the implementation of new customer relationship management ("CRM") systems.

Administration and transmission costs increased by GBP77 million and GBP121 million respectively, primarily due to the inclusion of residential broadband and Easynet Enterprise costs and higher depreciation from infrastructure investment. Administration costs also included a GBP9 million exceptional charge relating to the legal costs of the Group's claim against EDS, which provided services to the Group as part of the Group's investment in CRM systems software and infrastructure. The amount which may be recovered by the Group will not be finally determined until the resolution of the claim and we currently expect to incur costs of around GBP20 million during the current financial year, which will be recognised as an exceptional cost.

After the Group's share of operating profits from joint ventures of GBP9 million (2006:GBP9 million) and a net interest charge of GBP66 million (2006:GBP60 million) which included a positive GBP8 million mark-to-market movement (2006:GBP4 million loss) on the value of non-IFRS hedge accounted derivatives and GBP13 million of dividends declared by ITV plc during the quarter, the Group made a profit before tax in the period of GBP556 million (2006: GBP609 million).

The total tax charge for the period was GBP168 million (2006: GBP184 million), at an effective rate of 30% (2006: 30%).

Earnings

The Group's profit for the period was GBP388 million (2006: GBP425 million), generating basic EPS of 22.1p (2006: 23.2p). Adjusted profit for the period was GBP343 million (2006:GBP428 million), generating adjusted earnings per share of
19.5 pence compared to 23.3 pence in the comparable period. The 2005/6 share buyback programme resulted in the number of shares outstanding falling by 3% to 1,753 million at 31 March 2007 (2006: 1,809 million).

Exceptional items

The Group reported a net exceptional gain of GBP56 million within operating profit, consisting of two items. Included within third party costs is a GBP65 million credit resulting from the payment relating to a proportion of the value of certain third party channels. Partially offsetting this was a charge of GBP9 million recorded within administration expenses relating to the legal costs of the Group's claim against EDS.

Cash flow

Operating profit for the period was GBP613 million, generating reported EBITDA of GBP750 million. Excluding Easynet Enterprise and residential broadband losses and exceptional items, underlying EBITDA increased by 6% to GBP803 million. Following a working capital outflow of GBP18 million (2006:GBP60 million), the Group generated a cash inflow from operations of GBP732 million (2006:GBP696 million). Capital expenditure of GBP254 million includedGBP135 million investment in residential broadband and Easynet Enterprise. After acquisition spend of GBP1,061 million, relating to the investment in ITV, You Me TV and 365 Media Group plc, interest of GBP93 million, cash taxes of GBP86 million and returns to shareholders of GBP331 million, net debt as at 31 March 2007 was GBP1,810 million.

CORPORATE

As requested by the Secretary of State for Trade and Industry, Ofcom and the OFT submitted reports on 27 April 2007 on the acquisition by BSkyB of a 17.9% stake in ITV plc. On the same day, Ofcom and the OFT published statements indicating the key findings in their respective reports. Ofcom has advised that the investment raises public interest issues, in relation to sufficient plurality of news provision for both cross media and television news in the U.K.. The OFT has reported that it believes that the test for a merger reference of the investment to the Competition Commission is met on competition grounds. The decision whether to refer the investment to the Competition Commission lies with the Secretary of State for Trade and Industry and we continue to engage fully in the process.

CORPORATE RESPONSIBILITY

During the quarter, Sky continued its commitment to engage customers and employees in its environmental programme, The Bigger Picture, and broke significant new ground as it extended its activities in the field of education.

In March, Sky began the introduction of an innovative new feature that will help customers to reduce their household energy bills by automatically switching inactive Sky HD and Sky+ boxes into standby mode overnight. The 'Auto Standby' feature will be introduced to more than two million customers' boxes in phases over the next few months and Sky plans to extend it to the majority of DTH customers by mid-2008. When 'Auto Standby' is available in all Sky HD and Sky+ boxes, the total energy savings could reduce the U.K.'s carbon dioxide emissions by 32,000 tonnes a year. On 23 April, Sky joined with seven other leading U.K. companies to unveil 'We're In This Together', a new campaign to provide customers with products and services that make it easier to reduce household emissions. The campaign has the support of the Prime Minister, the National Consumer Council, and The Church of England.

As part of a broad 'Sky Learning' initiative, Sky launched an online search tool that makes recommendations for television programmes related to GCSE subjects. The Sky Learning website, www.sky.com/learning, is a free service that highlights the broad range of educational programming available on the hundreds of channels on the satellite platform. During the quarter, Sky also launched a new subscription offer for schools and its Living For Sport programme reached the milestone of its 500th school in the UK.

Sky received further external recognition for its environmental programme after being awarded the Climate Change award at the City of London Corporation's annual Sustainable City Awards. The judges commended Sky for engaging customers through "practical and inspiring ways to become better informed and more progressive about energy use". The company also retained its position as the only broadcast company in the Global 100 Most Sustainable Corporations Index 2007.


Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+ and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Report on form 6-K for the period ended 31 December 2006. Copies of the Interim Report on form 6-K are available on request from British Sky Broadcasting Group plc, Grant Way, Isleworth TW7 5QD or from the British Sky Broadcasting web page at www.sky.com/corporate. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



Appendix 1 - TV Subscriber and Market Data


                                                    Third quarter as at   Second quarter as at   Third quarter as at
                                                          31 March 2007       31 December 2006         31 March 2006
DTH homes(1),(2) (3)                                          8,492,000              8,441,000             8,099,000

Total TV homes in the U.K. and Ireland(4)                    26,837,000             26,766,000            26,634,000

DTH homes as a percentage of                                        32%                    32%                   30%
total U.K. and Ireland TV homes

Cable - U.K.                                                  3,406,000              3,397,000             3,298,000
Cable - Ireland                                                 596,000                605,000               602,000
Total pay TV homes                                           12,494,000             12,443,000            11,999,000
Total pay TV homes as a percentage of total U.K.                    47%                    46%                   45%
and Ireland TV homes

Sky+ homes                                                    2,167,000              1,968,000             1,430,000

Multiroom homes(5)                                            1,297,000              1,226,000               990,000

HD homes                                                        244,000                184,000                     -

DTT - U.K.(6)                                                 9,233,000              7,971,000             6,875,000


(1)  Includes DTH  subscribers  in Republic of Ireland  484,000,  as at 31 March
     2007.
(2) DTH subscribers includes only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include customers taking Sky's Freesat offering or churned customers viewing free-to-air channels.
(3)  DTH  homes  include   subscribers  taking  Sky  packages  via  DSL  through
     Homechoice.
(4) Total U.K. homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 31 March 2007). Total Ireland homes estimated by Nielsen Media Research as at January 2007.
(5) Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions.)
(6) DTT homes estimated by BARB and taken from the beginning of the following month (latest figures as at 31 March 2007). These include Sky or Cable homes that already take multi-channel TV.





Appendix 2 - Glossary


------------------------------------------- ------------------------------------------------------------
Useful definitions                          Description
------------------------------------------- ------------------------------------------------------------
Adjusted profit for the period              Profit for the period adjusted to remove mark-to-market
                                            movements in derivative financial instruments that do not
                                            qualify for hedge accounting, exceptional items and any
                                            changes in the estimate of recoverable tax assets in
                                            respect of prior years.
------------------------------------------- ------------------------------------------------------------
Adjusted earnings per share                 Adjusted profit divided by the weighted average number of
                                            ordinary shares during the year.
------------------------------------------- ------------------------------------------------------------
ARPU                                        Average Revenue Per User: the amount spent by the Group's
                                            residential subscribers in the quarter, divided by the
                                            average number of residential subscribers in the quarter,
                                            annualised.
------------------------------------------- ------------------------------------------------------------
Churn                                       The rate at which subscribers relinquish their
                                            subscriptions, expressed as a percentage of total
                                            subscribers.
------------------------------------------- ------------------------------------------------------------
Digibox                                     Digital satellite reception equipment.
------------------------------------------- ------------------------------------------------------------
EBITDA                                      Earnings before interest, taxation, depreciation and
                                            amortisation is calculated as operating profit before
                                            depreciation and amortisation or impairment of goodwill
                                            and intangible assets.
------------------------------------------- ------------------------------------------------------------
Gross margin                                Revenue less programming expenses as a proportion of
                                            revenue.
------------------------------------------- ------------------------------------------------------------
Gross profit                                Revenue less programming expense.
------------------------------------------- ------------------------------------------------------------
Gross Sky broadband bookings                The number of customers that have requested our broadband
                                            product, passed pre-sale checks and have been accepted by
                                            our booking system and invoiced for any relevant
                                            activation fees.
------------------------------------------- ------------------------------------------------------------
Residential broadband                       Sky Broadband and UK Online combined.
------------------------------------------- ------------------------------------------------------------
Gross Sky Bet revenue                       Gross stakes placed by customers on events taking place in the period and net customer losses in respect of casino,
                                            online roulette and similar interactive casino style games.
------------------------------------------- ------------------------------------------------------------
HD                                          High Definition.
------------------------------------------- ------------------------------------------------------------
Underlying                                  Excluding contribution from Sky Broadband and Easynet
                                            Enterprise and net exceptional amounts.
------------------------------------------- ------------------------------------------------------------
Multichannel viewing share                  Share of viewers of non-analogue terrestrial television.
------------------------------------------- ------------------------------------------------------------
Multiroom                                   Installation of one or more additional Digiboxes in the
                                            household of an existing DTH subscriber.
------------------------------------------- ------------------------------------------------------------
Net debt                                    Cash, cash-equivalents, short-term deposits, borrowings
                                            and borrowings related derivative financial instruments.
------------------------------------------- ------------------------------------------------------------
On-net                                      Customers subscribing to our unbundled broadband product.
------------------------------------------- ------------------------------------------------------------
Sky +                                       Sky's fully-integrated Personal Video Recorder (PVR) and
                                            satellite decoder.
------------------------------------------- ------------------------------------------------------------
Viewing share                               Number of people viewing a channel as a percentage of
                                            total viewing audience.
------------------------------------------- ------------------------------------------------------------

Appendix 3 - Re-analysis of reported revenue by category

To provide a more relevant presentation, management has chosen to re-analyse the revenue categories from those previously reported. Other revenue now principally includes income from Easynet Enterprise, Sky Active and technical platform service revenue.


------------------------------------- -- --------------- -------------- -------------- -------------- ---------------
                                            Nine months
                                            to 31 March       Transfer       Separate                     Nine months
                                                2006 as             of  installation,                     to 31 March
                                             previously            Sky   hardware and                           2006
                                               reported         Active        service          Other     Re-analysed
                                            GBP million    GBP million    GBP million    GBP million     GBP million
                                            (unaudited)    (unaudited)    (unaudited)    (unaudited)     (unaudited)
------------------------------------- -- --------------- -------------- -------------- -------------- ---------------
Retail Subscription                               2,352              -              -              3           2,355
Wholesale Subscription                              170              -              -              -             170
Advertising                                         257              -              -              -             257
Sky Bet                                              27              -              -              -              27
Sky Active                                           67           (67)              -              -               -
Installation, Hardware and Service                    -              -            103              -             103
Other                                               206             67          (103)            (3)             167
                                                  3,079              -              -              -           3,079
------------------------------------- -- --------------- -------------- -------------- -------------- ---------------



------------------------------------- -- --------------- -------------- -------------- -------------- ---------------
                                                2005/06
                                              Full Year                      Separate                         2005/06
                                                     as    Transfer of  installation,                            Full
                                             previously            Sky   hardware and                            Year
                                               reported         Active        service          Other     Re-analysed
                                            GBP million    GBP million    GBP million    GBP million     GBP million
                                            (unaudited)    (unaudited)    (unaudited)    (unaudited)     (unaudited)
------------------------------------- -- --------------- -------------- -------------- -------------- ---------------
Retail Subscription                               3,154              -              -              3           3,157
Wholesale Subscription                              224              -              -              -             224
Advertising                                         342              -              -              -             342
Sky Bet                                              37              -              -              -              37
Sky Active                                           91           (91)              -              -               -
Installation, Hardware and Service                    -              -            131              -             131
Other                                               300             91          (131)            (3)             257
                                                  4,148              -              -              -           4,148
------------------------------------- -- --------------- -------------- -------------- -------------- ---------------






Consolidated Income Statement for the nine months ended 31 March 2007


                                                     Notes             2006/07               2005/06
                                                                   Nine months           Nine months
                                                                         ended                 ended
                                                                      31 March              31 March
                                                                    GBPmillion            GBPmillion
                                                                   (unaudited)           (unaudited)
Revenue                                                  1               3,376                 3,079
Operating expense                                        2             (2,763)               (2,419)

_____________________________________________________________________________________________________
EBITDA                                                                     750                   756
Depreciation and amortisation                                            (137)                  (96)
_____________________________________________________________________________________________________
Operating profit                                                           613                   660
-------------------------------------------- -------------- ------------------- ---------------------

Share of results from joint ventures and associates                          9                     9
Investment income                                                           42                    37
Finance costs                                                            (108)                  (97)
Profit before tax                                                          556                   609
-------------------------------------------- -------------- ------------------- ---------------------

Taxation                                                                 (168)                 (184)
Profit for the period                                                      388                   425
-------------------------------------------- -------------- ------------------- ---------------------

Earnings per share from profit for the period (in pence)
Basic                                                                     22.1                  23.2
Diluted                                                                   22.1                  23.1

_____________________________________________________________________________________________________
Adjusted basic                                                            19.5                  23.3
Adjusted diluted                                                          19.5                  23.3
_____________________________________________________________________________________________________





Consolidated Income Statement for the three months ended 31 March 2007



                                                                       2006/07               2005/06
                                                                  Three months          Three months
                                                                         ended                 ended
                                                                      31 March              31 March
                                                                    GBPmillion            GBPmillion
                                                                   (unaudited)           (unaudited)
Revenue                                                                  1,156                 1,063
Operating expense                                                        (938)                 (817)

_____________________________________________________________________________________________________
EBITDA                                                                     264                   286
Depreciation and amortisation                                             (46)                  (40)
_____________________________________________________________________________________________________
Operating profit                                                           218                   246
-------------------------------------------- --------------- ------------------ ---------------------

Share of results from joint ventures and associates                          3                     2
Investment income                                                           18                    17
Finance costs                                                             (39)                  (46)
Profit before tax                                                          200                   219
-------------------------------------------- --------------- ------------------ ---------------------

Taxation                                                                  (58)                  (68)
Profit for the quarter                                                     142                   151
-------------------------------------------- --------------- ------------------ ---------------------

Earnings per share from profit for the quarter (in pence)
Basic                                                                      8.1                   8.3
Diluted                                                                    8.1                   8.3

Adjusted - basic                                                           8.2                   8.6
Adjusted - diluted                                                         8.2                   8.6
-------------------------------------------- --------------- ------------------ ---------------------





Notes:

1.       Revenue
                                                                      2006/07               2005/06
                                                            Nine months ended           Nine months
                                                                     31 March                 ended
                                                                   GBPmillion              31 March
                                                                  (unaudited)            GBPmillion
                                                                                        (unaudited)

Retail subscription                                                     2,514                 2,355
Wholesale subscription                                                    162                   170
Advertising                                                               258                   257
Sky Bet                                                                    34                    27
Installation, hardware and service                                        167                   103
Other                                                                     241                   167
                                                                        3,376                 3,079
---------------------------------------------- ------------------------------- ---------------------



2.       Operating expense
                                                                      2006/07               2005/06
                                                            Nine months ended           Nine months
                                                                     31 March                 ended
                                                                   GBPmillion              31 March
                                                                  (unaudited)            GBPmillion
                                                                                        (unaudited)

Programming                                                             1,153                 1,207
Transmission and related functions                                        278                   157
Marketing                                                                 546                   474
Subscriber management                                                     467                   339
Administration                                                            319                   242
                                                                        2,763                 2,419
---------------------------------------------------- ------------------------- ---------------------



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 2 May 2007                         By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary